October 18, 2017

Via Edgar

Mr. Larry Spirgel

Mr. Robert Littlepage

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2016 as amended

SEC Correspondence Dated October 4, 2017

File No. 001-13718

Dear Mr. Spirgel and Mr. Littlepage:

Set forth below is the response of MDC Partners Inc. (the “Company” or “MDC”) to the correspondence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”, the “Commission”, or “SEC”), which was set forth in your letter dated October 4, 2017, together with comments raised by the Staff during our telephone meeting of October 16, 2017.

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Form 10-K for Fiscal Year Ended December 31, 2016 as amended

Item 9A. Controls and Procedures, page 104

1.	We note in your response that you determined there was a control deficiency in your internal control over financial reporting; however, the deficiency did not rise to the level of a material weakness. A control deficiency constitutes a material weakness if there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected in a timely manner. Based on your determination that the disclosure misstatements in your prior SEC filings were material and a result of a control deficiency, we are unable to agree with your conclusion that the related deficiency is not a material weakness. Please explain how you will address and disclose the ineffectiveness of internal control over financial reporting and disclosure controls and procedures for the periods the material weakness existed.

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As set forth in the Company’s correspondence dated August 10, 2017 and August 31, 2017, the Company concluded that its prior change to one reportable segment was a good faith judgment determination based upon extensive analysis. After further discussion with the SEC, the Company acknowledged that its prior “judgment” reflected a material error and that a different aggregation of reportable segments should have been presented. Accordingly, the Company revised its disclosures to reflect the new reportable segments in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017. Moreover, the Company amended its Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 to restate applicable disclosures related to the recasting of the four (4) new reportable segments.

In connection with the foregoing determination, and as fully disclosed in its these recent filings, management assessed the effectiveness of its internal controls over financial reporting and implemented remediation steps to improve its processes and controls relating to the identification of appropriate reportable segments. Management previously determined that the deficiency relating to its internal controls over financial reporting did not rise to the level of a material weakness. However, the Company understands the Commission’s position that a control deficiency constitutes a material weakness if there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected in a timely manner.

In response, the Company proposes to disclose the identified ineffectiveness of its internal controls and disclosure controls in the following manner in its pending Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, including the remediation steps implemented by management:

“Evaluation of New Reportable Segments; Changes in Internal Control Over Financial Reporting

As disclosed in the Company’s prior filings on Form 10-K/A for the year ended December 31, 2016, Form 10-Q/A for the quarterly period ended March 31, 2017 and Form 10-Q for the quarterly period ended June 30, 2017, we have recast our single reportable segment and identified four (4) new reportable segments for our Partner Firms. The recasting of prior period segment information does not affect our consolidated financial condition or results of operations for the three months ended March 31, 2017 and 2016, our balance sheets as of March 31, 2017 and December 31, 2016, our cash flows for the three months ended March 31, 2017 and 2016, or goodwill for any period presented.

During the third quarter of fiscal 2017, our management, including our CEO and CFO, concluded that the previously disclosed deficiency in internal controls that led to the determination to recast the Company’s reportable segments reflected a material weakness in our internal controls over segment reporting aggregation and disclosure. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in internal controls over financial reporting arose from an undetected error in management’s judgment and management’s misapplication of ASC 280, specifically the weighting used in the analysis regarding aggregation of operating segments with respect to future and past economic performance. Although our internal “Segment Reporting Policy” included an analysis for segment aggregation criteria, management subsequently identified a design gap in that the analysis failed to contain sufficient detail on the weighting to future and past economic performance, as required by ASC 280 and related guidance.

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In response to the identified material weakness, the Company implemented remediation steps to ensure that its prospective determination of reportable segments is appropriate. The Company promptly updated its aggregation analysis and revised its disclosure of its four (4) reportable segments. Additionally, management enhanced and expanded its internal “Segment Reporting Policy” to include further detail on how the application of aggregation criteria related to economic characteristics should be applied. This additional detail includes reference to quantitative and qualitative factors, types of metrics being considered and the acceptable level of differences in those metrics between the segments being evaluated for aggregation. Under the Company’s revised approach, this analysis will be performed and documented annually. The Company’s management will continue to evaluate the impact of events (e.g., a change in operating segments, reorganization, change in management approach, etc.) that may arise and affect the Company’s reportable segment structure and document that assessment and related conclusions as necessary. The Company has further enhanced its review controls to ensure proper weighting to future and past economic performance, as required by ASC 280. Testing of both the design and operating effectiveness of the Company’s enhanced controls was completed, and management concluded that the material weaknesses described above had been fully remediated as of September 30, 2017.

Other than the foregoing actions relating to the recast of the Company’s reportable segments, management believes there have been no changes in our internal control over financial reporting during the fiscal quarter ended September 30, 2017 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.”

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ Scott L. Kauffman
Scott L. Kauffman
Chairman and Chief Executive Officer

cc:	Lindsay McCord, Associate Chief Accountant

Kathryn Jacobson, Senior Staff Accountant

Carlos Pacho, Senior Assistant Chief Accountant

David Doft, Chief Financial Officer

Mitchell Gendel, General Counsel & Corporate Secretary

Christine LaPlaca, SVP Accounting and Financial Reporting

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Risë Norman and Karen Kelley, Simpson Thacher & Bartlett LLP

Robert Trinchetto, BDO USA, LLP

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